

November 30, 2011

Via E-mail

R. Scott Vansant
Vice President, Secretary and Chief Financial Officer
Euramax International, Inc.
5445 Triangle Parkway, Suite 350
Norcross, GA 30092

> **Re:** **Euramax International, Inc.**
> **Amendment No.2 to Registration Statement on Form S-4**
> **Filed November 22, 2011**
> **File No. 333-176561**

Dear Mr. Vansant:

We have reviewed your registration statement and have the following comments.

September 30, 2011 Financial Statements

12. Supplemental Guarantor Condensed Financial Information, page F-69

1.   Please explain the nature of the $18,587 thousand credit balance in "Investment in
        consolidated subsidiaries" in the Parent column on page F-71. Explain how this line item
        became a liability (i.e., credit balance).

2.   Please tell us the specific business purpose(s) for the $88.1 million capital contribution
        that the Issuer made to the Non-Guarantor Subsidiaries and the $146.1 million dividend
        the Non-Guarantor Subsidiaries made, both shown on page F-74. Please clarify for us
        whether the reported amounts reflect actual cash that was exchanged between the entities.
        Finally, please tell us which authoritative guidance you considered as support for the
        classification of the $146.1 million as a dividend instead of as a return of capital. In this
        regard, we note the accumulated loss of the Non-Guarantor Subsidiaries as shown on
        page F-71.

      You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

                Sincerely,

                /s/ Dieter King for

                Pamela A. Long
                Assistant Director

cc: Michael A. Levitt, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP